
Demotech, Inc.

Demotech, Inc.

Form NRSRO – Update of Registration

August 2026

Exhibit 7

Policies and Procedures to Address and Manage Conflicts of Interest

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207
www.demotech.com



Demotech, Inc.

Policy for the Management of Actual and Potential Conflicts of Interest

1. **Introduction and Purpose**

   Demotech's ability to eliminate prohibited conflicts of interest, manage permissible and potential conflicts of interest, and avoid the appearance of impropriety is essential to maintaining the independence of its employees, the value of its ratings, and its credibility in the market. Demotech has adopted this policy to address and manage conflicts of interest, protect the quality and integrity of the rating process, and to maintain the independence and objectivity of its employees. As used within this policy, an "analyst" means any employee of Demotech who participates in determining a rating; and references to "participating in determining a rating" mean determining, monitoring, or approving a rating.

2. **Identifying and Disclosing Actual and Potential Conflicts of Interest**

   (a) Directors, officers, and employees of Demotech shall report any actual or potential conflict of interest to senior management or the Designated Compliance Officer when such conflict arises or when the employee or director reasonably expects that a conflict may exist or could potentially exist. If an individual has any question as to whether his or her conduct, position, or status has created or could potentially create a conflict of interest, that individual must seek guidance from the Designated Compliance Officer.

   (b) At the time of hire as an employee, or appointment as an officer or director, annually thereafter, and as may otherwise be required by Demotech, each employee, officer, and director shall complete a disclosure form provided by Demotech, or otherwise disclose in writing, all actual or potential conflicts of interest that may impact the individual's independence relative to Demotech, an existing entity rated by Demotech, or an entity that is reasonably expected to become rated by Demotech. Such disclosures include, but are not necessarily limited to, conflicts of interest related to prior employment, outside activities, securities ownership and trading, and relationships with entities rated by Demotech. All information disclosed to Demotech under this policy shall be used solely for the purpose of monitoring and enforcing compliance with Demotech's internal policies and applicable laws.

   (c) The Designated Compliance Officer shall review all disclosures made by employees, officers, and directors, and evaluate all actual and potential conflicts of interest to determine if a conflict is prohibited by Demotech's Code of Conduct, internal policies, or applicable law, or must otherwise be addressed. If a conflict of interest is prohibited, Demotech shall act to address and eliminate that conflict. If a conflict of interest is not expressly prohibited, Demotech shall address and manage the conflict as appropriate according to Demotech's Code of Conduct, internal policies, and applicable law. Demotech may either eliminate or manage conflicts of interest that are not prohibited. The Designated Compliance Officer shall take such actions or make such recommendations to senior management or the board of directors as may be necessary to ensure compliance with this policy and applicable laws and regulations. Decisions made and actions taken relating to conflicts of interest shall be documented and maintained by the Designated Compliance Officer.

   (d) Demotech shall disclose conflicts of interest or types of conflicts of interest to the extent and in the manner required by applicable laws, rules, and regulations.



3.   **Ratings Actions**

(a) Demotech shall not delay or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the action on Demotech, a person associated with Demotech, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

(b) Demotech and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

(c) Analysts shall rely on the methodologies, practices, and procedures utilized by Demotech to determine ratings and shall not be influenced by any factor that is not relevant to the rating process. Analysts will document the steps taken in determining an initial rating or monitoring an existing rating with sufficient detail to permit an after-the-fact review or internal audit of the rating file to assess whether the analyst adhered to the applicable procedures and methodologies for determining the rating assignment or rating action.

(d) Demotech shall assign ratings honestly, objectively, and in accordance with its methodologies, practices, and procedures. The particular rating assigned to an entity or obligation shall not be affected by whether there is an existing or potential business relationship between Demotech (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

(e) Demotech and its employees shall not make recommendations regarding the activities of rated entities or obligors that could impact a rating of the rated entity or obligation, including recommendations about the corporate or legal structure, assets, liabilities, or activities of the rated entity or obligor. This shall not prevent Demotech or its employees from having iterative dialogue with the rated entity or any related parties to explain the rating process, the assumptions and the rationales used by Demotech to arrive at its rating decision, and how they apply to a given rating transaction.

(f) Analysts who participate in determining ratings shall not be compensated on the basis of the amount of revenue that Demotech derives from the clients the analyst rates or with which the analyst regularly interacts. Compensation for analysts may be based on a variety of factors including, but not limited to experience, education, effort, performance, and other qualifications. Demotech shall periodically review its compensation practices to ensure that they do not compromise the objectivity of the credit rating process.

(g) No employee shall participate in the determination of a rating if that employee was employed by the rated entity within the previous 36 months. If an employee directly involved in determining ratings has or previously had any relationship with a rated entity, other than an employment relationship in and of itself as described in the preceding sentence, that may cause or be perceived to cause a present conflict of interest, then that employee shall not participate in the determination of the rating of the entity presenting the actual or perceived conflict of interest until the Designated Compliance Officer determines that the conflict or perceived conflict no longer exists or has been appropriately addressed. This includes having an immediate relation who currently works for the rated entity.

(h) Demotech shall not issue or maintain a rating with respect to an obligor or security where an analyst who participated in the rating or who is responsible for approving the rating is an officer or director of the person that is subject to the rating.



(i) No person within Demotech may have a business relationship with a rated entity that is more than an arms-length ordinary course of business relationship. A person within Demotech who had or has a professional or personal relationship with a rated entity or a person associated with a rated entity that creates an actual or potential conflict of interest must disclose that relationship to the Designated Compliance Officer or the management of Demotech, and Demotech shall determine the appropriate action necessary to eliminate or manage such actual or potential conflict of interest.

(j) Demotech shall assign analysts to participate in determining ratings for particular entities as appropriate to avoid any conflicts of interest. The Designated Compliance Officer shall review and monitor disclosures pursuant to this policy and advise management regarding the nature of any conflicts of interest or potential conflicts of interest and the recommended actions to eliminate or address the conflicts of interest, including the appropriate assignment of analysts and employee access to certain types of information. Demotech shall keep records identifying the analysts who participated in determining each rating for each rated entity.

(k) The Designated Compliance Officer shall conduct a periodic review of a sampling of rating files and employee communications to assess and enforce compliance with this policy. Whenever necessary based on Demotech's belief that an actual or potential conflict of interest may exist, the Designated Compliance Officer shall review specific files or communications that may relate to such conflict of interest to assess and enforce compliance with this policy. These reviews shall be documented and retained by the Designated Compliance Officer. The Designated Compliance Officer shall make recommendations, as may be necessary, to senior management or the board of directors as appropriate to address conflicts of interest.

4. Sales, Marketing, and Fee Discussions, and Separation of Business Activities

(a) Discussions with any rated entity relating to fees shall be conducted only by employees who do not participate in determining a rating.

(b) Analysts and other employees who are directly involved in determining a rating shall not initiate, discuss, negotiate, or arrange rating fees, and shall not have access to fee information for any particular rated entity; however, a person responsible for negotiating or determining fees for a rated entity may consult a rating analyst regarding the time, complexity, resources, and internal costs related to determining a particular rating or type of rating, as long as the rating analyst is not exposed to such fee discussions or arrangements with any specific entity and does not otherwise participate in recommending or determining a fee for an entity.

(c) The sales and marketing functions for Demotech's rating activities shall be separated from the determination of ratings. Employees who participate directly in the sale or marketing of Demotech's rating services shall not also participate in the determination of a rating or the development or approval of methodologies or procedures used for determining ratings. Nothing in this policy shall prevent an analyst or employee who participates in determining ratings or in developing methodologies used to determine ratings from participating in or contributing to presentations or publications of Demotech, except that those employees must not allow such activities to improperly influence their rating activities, and such activities must not include the sale or marketing of Demotech ratings.

(d) If an analyst receives information related to fees for a rated entity, the analyst must immediately report the information to the Designated Compliance Officer. The Designated Compliance Officer will review the nature and content of the communication and determine the appropriate action to



be taken, which may include removing the analyst from participating in determining or approving a rating for the entity for a requisite period of time.

(e) Demotech shall notify entities who have engaged or intend to engage in Demotech's rating process of the need to communicate information related to fee arrangements separately and only with the appropriate personnel at Demotech.

(f) To the extent practicable, work spaces for analysts shall remain physically separated from work spaces of employees engaged in sales, marketing, or fee discussions.

(g) To the extent that members of the board of directors participate in approving rating methodologies, such members shall not participate in fee arrangements or fee discussions with rated entities, or the sale or marketing of Demotech rating services, and they shall not be influenced by sales or marketing considerations when undertaking board activities related to approving methodologies, policies, or procedures for determining ratings. When undertaking such board activities related to approving methodologies, policies, or procedures for determining ratings, each director shall confirm that they have not participated in sales or marketing activities for Demotech's rating services, have not been influenced by sales or marketing considerations, and have no other applicable conflicts of interest.

(h) Demotech shall not provide consulting services directly to entities it reviews and rates.

(i) Analysts involved in determining ratings or developing rating processes or methodologies are permitted to participate in other business activities of Demotech that do not present a conflict of interest with rating activities and do not otherwise violate this policy.

(j) Confidential information shall be protected in accordance with Demotech's Policy for the Treatment of Confidential Information and shared only with those employees or other persons associated with Demotech with a need to know. Rating analysts shall not discuss any deliberations relating to individual ratings or any anticipated rating actions with any employee not directly involved in determining a rating.

(k) Demotech shall structure its electronic files and databases in a manner that prevents employees involved in determining ratings from accessing information related to fees for rated entities; and to prevent employees who are not involved in determining ratings from accessing confidential information related to rating activities. Demotech's management and the Designated Compliance Officer shall work with the information technology department to determine which electronic files need to be segregated and which employees should have access to each segregated file, folder or system. File segregation and access controls shall be maintained by Demotech's information technology department and reviewed periodically by the Designated Compliance Officer to ensure compliance with this policy and applicable laws.

(l) If an employee who is not authorized to access or receive Confidential Information, or who otherwise does not have a need to know Confidential Information, receives or is exposed to Confidential Information, the employee must immediately report the receipt of or exposure to such information to the Designated Compliance Officer. The Designated Compliance Officer shall review the nature of the information and the employee's receipt or exposure, and determine the appropriate action to be taken to ensure that no conflict of interest exists or that any such conflict is effectively managed.



5. **Securities Ownership and Trading**

(a) Neither Demotech nor its employees, directors, or officers, or their immediate family members shall engage in any insider trading, as discussed in Demotech's Policy for the Treatment of Confidential Information, or any securities or derivatives trading presenting a conflict of interest with Demotech's rating activities. For purposes of this Policy, "immediate family members" shall mean a spouse, domestic partner, and minor dependent, and shall also mean any legal person, entity, partnership, or trust (other than a blind trust) that is managed by, controlled by, or established for the benefit of the employee or the employee's spouse, domestic partner or minor dependent.

(b) Employees who are involved in determining ratings or who otherwise have access to material nonpublic information, and such employees' immediate family members, shall not directly own or trade any stocks, bonds, notes, or other similar securities issued by a rated entity ("Restricted Securities"). Restricted Securities shall not include mutual funds, exchange traded funds or other diversified collective investment schemes over which the individual associated with Demotech exercises no investment discretion.

(c) Employees who are involved in determining ratings or who otherwise have access to material nonpublic information, who own, or whose immediate family members own, Restricted Securities or have otherwise engaged in transactions in Restricted Securities shall be prohibited from participating in the rating process for the rated entity to which those Restricted Securities relate until a conflict of interest no longer exists. Such employees shall divest all Restricted Securities as soon as reasonably practicable. Demotech shall review the securities disclosures of such employees, assess their activities to determine if an actual or potential conflict exists, and monitor or adjust the rating of the entity to which those Restricted Securities relate as appropriate.

(d) Employees who are involved in determining ratings or who otherwise have access to material nonpublic information, and who own, or whose immediate family members own, Restricted Securities in pensions, retirement plans, or other similar accounts that are sponsored by an employee's former employer, or their family member's current or former employer, and cannot be traded or liquidated without penalty, may maintain such securities, but such employees shall not participate in determining the rating for the rated entity to which those Restricted Securities relate for as long as they maintain such ownership and a conflict of interest exists. Such employees shall divest Restricted Securities when practicable without penalty.

(e) In accordance with this policy, at the time of hire, quarterly thereafter, and as otherwise may be required by Demotech, each employee who is involved in determining ratings or who otherwise has access to material nonpublic information shall disclose to Demotech his or her ownership of Restricted Securities, if any, and certify that they have made a full and accurate disclosure in accordance with this policy. In addition to these regular disclosures, such employees must immediately disclose to Demotech any new ownership, acquisition, or trading activity related to a Restricted Security of which the employee or an immediate family member is a beneficial owner. Upon the request of Demotech, employees must provide information for all brokerage accounts and securities holdings of which the employee or an immediate family member is a beneficial owner. All information disclosed to Demotech shall be used solely for the purpose of monitoring and enforcing compliance with Demotech's internal policies and applicable laws. The Designated Compliance Officer shall review all such disclosures to determine if any conflict of interest exists and, if a conflict of interest is identified, shall take, or recommend to management, actions necessary to address the conflict of interest.



(f) Employees subject to the securities trading and ownership restrictions and requirements of this policy may request a waiver of the trading or ownership restrictions, or the reporting requirements, set forth in this section. All requests for a waiver must be made in writing to the Designated Compliance Officer and must include the reason for the request and all pertinent facts. The Designated Compliance Officer shall review the request, determine if a waiver is appropriate, and, if a waiver is granted, document the waiver and take such additional actions as may be necessary to address any actual or potential conflict of interest presented by the waiver.

(g) Any questions regarding the ownership or trading of securities should be directed to the Designated Compliance Officer.

(h) The provisions of this section shall also apply to members of the board of directors to the extent that any such member becomes aware of material nonpublic information for a rated entity or participates in determining ratings.

6. **Employee Transition and Look-Back Policy**

(a) In the event that an employee of Demotech leaves his or her employment, either voluntarily or involuntarily, and Demotech knows or reasonably should know that the employee becomes employed at an entity that is rated by Demotech, Demotech shall take the following actions:

    i. Conduct a review to determine if the departing employee participated in any capacity in determining a rating for the entity (including supervising employees doing the same);

    ii. If the departing employee participated in determining a rating for the entity during the one-year period preceding the date any action was taken with respect to the rating, the Designated Compliance Officer shall conduct a further review to determine whether any conflicts of interest of the departing employee influenced the rating; and

    iii. If any potential conflict of interest of the departing employee may have influenced the rating, the Designated Compliance Officer shall notify senior management. Demotech shall promptly take action to revise or affirm the rating as appropriate.

(b) Upon the departure of an employee who participated in determining ratings, Demotech shall use reasonable efforts to ascertain the employee's employment for a five year period following his or her separation from Demotech. Demotech shall document, and report as may be required by applicable law, any case it knows or can reasonably be expected to know where a person associated with Demotech within the previous five years obtains employment with any entity that has been rated by Demotech during the twelve-month period prior to that employee gaining employment with the rated entity, if such employee:

    i. Was a senior officer with Demotech;

    ii. Participated in any capacity in determining a rating for the rated entity; or

    iii. Supervised an employee who participated in any capacity in determining a rating for the rated entity.

7. **Outside Activities**

(a) Employees, officers, and directors of Demotech shall not engage in any outside activity that creates an actual or apparent conflict of interest with their employment with or responsibilities to Demotech.



(b) Employees, officers, and directors shall disclose their engagement in outside activities to Demotech. Such disclosures shall occur at the time of hire or appointment, as may be required by Demotech thereafter, or when an employee, officer, or director intends to engage in a new outside activity. Outside activities include both compensated and uncompensated activities; however, employees, officers, and directors generally do not need to disclose activities such as participation with local religious, educational, or charitable organizations. If an employee, officer, or director has a reasonable belief that an outside activity may present an actual or potential conflict of interest, they must disclose the activity to the Designated Compliance Officer or senior management.

(c) Employees may hold employment outside of Demotech only if such employment does not create any actual or apparent conflict of interest with their employment with Demotech, is conducted strictly on the employee's personal time, and does not interfere with the employee's responsibilities to Demotech. Prior to accepting any outside employment, employees must obtain express permission from the Designated Compliance Officer or senior management to engage in the outside employment.

(d) Under no circumstance shall an employee, officer, or director receive income or other gain from individuals outside of Demotech for materials produced or services rendered through the course of the employee's employment or directorship with Demotech.

(e) Demotech shall maintain a record of all outside activity disclosures. The Designated Compliance Officer shall assess such disclosures for actual or potential conflicts of interest, and take such actions as may be appropriate or make recommendations to senior management or the board of directors about appropriate actions to address any conflicts of interest.

8.   **Gifts and Favors**

(a) No employee, officer, or director of Demotech shall solicit money, gifts, or favors from anyone with whom Demotech does business.

(b) No analyst shall accept any gifts or favors, including entertainment, from a rated entity or person affiliated with a rated entity, except if such gifts are provided in the context of normal business activities such as meetings and have an aggregate value of no more than $25. If an analyst receives any gift, they must report the gift, including the actual or estimated value, to the Designated Compliance Officer.

(c) Employees, officers, and directors not responsible for determining ratings may accept gifts and favors in the normal course of business if such gifts or favors are a customary part of participating in ordinary business activities and if the gifts or favors are appropriate and reasonable. Employees, officers, and directors who receive any gift from entities rated by Demotech must report the gift, including the actual or estimated value, to the Designated Compliance Officer.

(d) Any questions regarding the propriety of any gifts, favors, or other benefits should be directed to the Designated Compliance Officer. If any employee, officer, or director has concerns about the propriety of a gift or proposed gift, they must consult the Designated Compliance Officer to determine the appropriate course of action.

(e) The Designated Compliance Officer shall maintain a record of all reported gifts. If the Designated Compliance Officer determines that any gifts do not comply with this policy or applicable law, or otherwise create an actual or apparent conflict of interest, he or she shall take appropriate action to address the conflict of interest and document any action taken. In the event that a rated entity or person affiliated with a rated entity provides, or attempts to provide, a gift to an employee, officer,



or director of Demotech that is not permitted under this Policy or is otherwise determined to be inappropriate or unreasonable, the Designated Compliance Officer or a member of Demotech's management shall notify the provider of the gift that the gift is not permissible and advise the provider regarding Demotech's policies and restrictions related to gifts and favors.

9. **Percentage of Net Revenue**

    (a) In accordance with Securities and Exchange Commission Rule 17g-5(c)(1), Demotech shall not issue or maintain a rating solicited by a person or entity who in the most recently ended fiscal year provided Demotech with net revenue that equaled or exceeded ten percent of Demotech's total net revenue for the year.

    (b) Persons within Demotech responsible for Demotech's internal accounting shall monitor net revenues and notify the Designated Compliance Officer regarding any actual or anticipated violations of this rule. Employees responsible for sales, marketing, or business development, shall notify the accounting department or the Designated Compliance Officer if they reasonably believe that a person or entity will exceed ten percent of net revenue. Demotech shall take appropriate action if it appears a person or entity will exceed ten percent of net revenue.

    (c) Demotech may seek an exemption from this rule from the Securities and Exchange Commission, in which case it shall abide by the conditions of the exemption.

10. **Compliance**

Employees, officers, or directors who fail to comply with this policy may be subject to disciplinary action including termination.

Effective Date: 07/06/22; Revised 10/24/23; 07/15/25; 08/04/2026